Exhibit 6.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED

AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN

EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND

(II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

CONSIGNMENT AGREEMENT

Consigning Parties: (“Masterworks”)	Masterworks Gallery, LLC as Agent for Masterworks Cayman, SPC, a Gallery Segregated Portfolio Company on behalf of its 034 Segregated Portfolio 225 Liberty Street, 29th Floor New York, NY 10281

Date of Agreement:	November 4, 2022

Consignment Period:	November 4, 2022 – December 9, 2022

Consignee:	[***]

Artwork:

Artist:	Christopher Wool	(the “Work”)
Title:	xUxnxtxixtxlxexdx
Medium: Size: Date:	Alkyd on aluminum 20 x 14 in. (50.8 x 35.56 cm.) 1992

Offering Price:	USD $[***]

Selling price and Payment: An offering price of USD $[***] to potential purchasers (“Offering Price”). A buyer may be offered extended payment terms of up to sixty (60) days from the date of execution of a written purchase agreement. Payment to Masterworks will occur within five (5) business days of Consignee’s receipt of the purchase price, or any installment thereof.

Minimum Net Proceeds due to Masterworks: US $[***]

Commission: Consignee shall be entitled to retain a commission of up to [***] of the net sale proceeds received by Masterworks (the “Commission”). Masterworks reserves the right to request the full amount of any purchase price, as well as a redacted copy of any bill of sale or purchase agreement.

1

Event Location:

[***]

Full contact details, email address, phone:

[***]

Storage Location(s):

[***]

[***]

Pickup location:	Return location:
UOVO Brooklyn	Same as Pickup
105 Evergreen Ave
Brooklyn, NY 11206

Condition of the Work(s)

Please see Condition Report attached as Exhibit A.

2

TERMS AND CONDITIONS OF THE CONSIGNMENT AGREEMENT

1. Consignment Period.

(a) Masterworks hereby agrees to lend the Work to the Consignee for a period designated on the first page of this Consignment Agreement, unless otherwise mutually agreed by the parties in writing (the “Consignment Period”).

(b) Upon receipt of an offer for purchase by any potential buyer, Consignee shall submit the terms of the proposed sale to Masterworks for final approval, for which response shall be given within two (2) business days of submission by Consignee.

2. Commission and Payment.

(a) In the event that the Work is sold to a third-party buyer (the “Buyer”) during the Consignment Period, pursuant to the terms and conditions of this Consignment Agreement:

(i) Masterworks shall receive no less than the minimum Net Proceeds;

(ii) to the extent that the purchase price paid by the Buyer, exclusive of any applicable taxes (the “Purchase Price”) exceeds the minimum Net Proceeds, the Consignee shall be entitled to retain a Commission of the Purchase Price no greater than the amount set forth on the first page of this Consignment Agreement;

(b) Consignee shall be entitled to retain this Commission and forward the balance of the sale proceeds for the Work to Masterworks within five (5) business days of the receipt by Consignee of the entire Purchase Price for the Work in good and clear funds, or any portion thereof. Masterworks reserves the right to request the full amount of the Purchase Price, as well as a redacted copy of any bill of sale or purchase agreement.

3. Retention of Title:

(a) Consignee agrees that it will not release custody of the Work to any Buyer unless and until it has received payment in full of the Purchase Price for the Work. Masterworks’ ownership interest in the Work shall not be released and title to, and right to possession for, the Work shall not pass to Consignee or the Buyer, as the case may be, prior to Masterworks’ receipt, in immediately available funds, of the full amount of the Net Proceeds, plus any Profit Share. Masterworks shall retain all rights and title to the Work prior to this time. Consignee shall not deliver possession of the Work to any Buyer of the Work prior to Masterworks’ receipt of an amount equal to the Net Proceeds, plus any Profit Share.

(b) If and when Consignee receives any payment from any Buyer in respect of the Work, Consignee shall hold such payment (to the extent of the amount of the Net Proceeds, plus any Profit Share) in trust for the benefit of Masterworks and shall pay the Net Proceeds, plus any Profit Share directly to Masterworks in accordance with this Consignment Agreement.

(c) Masterworks reserves all rights at law and equity to enforce this provision at Consignee’s cost, including but not limited to, the right to seek an injunction or attachment of the Work, or right to entry of the Consignee’s and or Buyer’s premises to reclaim the Work.

4. Shipping. The parties intend for the Work to be shipped to, and displayed at, the Event Location. In the interim, the Work will be temporarily stored at the Storage Locations while awaiting Exhibition and prior to return. The exact dates and shipping schedule will be agreed between the parties under separate cover. Consignee shall be responsible for all expenses related to selling the Work including costs for packing, crating, customs, import and export duties, and shipping the Work from its current or pickup location to Consignee, as well as all costs associated with shipping the Work back to the original collection location (or Masterworks’ account at its Delaware art storage facility) if it remains unsold at the end of the Consignment Period. The parties will mutually determine the return location at least five (5) business days before the end of the Consignment Period. The Consignee will exercise the same care with respect to the Work as it does in the safekeeping of comparable property of its own and will use professional art handling, crating and shipping agents, all to be agreed upon with Masterworks in advance.

3

5. Insurance. Consignee shall be responsible for an all-risks, wall-to-wall fine art insurance coverage for the Work (and related expenses) up to the amount of the Floor Price, including static risks and transit worldwide, full terrorism, and protection against governmental intervention and seizure. All policies must be primary and non-contributory. If shipment is not arranged by Consignee, coverage shall commence upon safe receipt and inspection of the Work by Consignee. Risk of loss for the Work shall transfer to Consignee on the earliest of: (a) collection by shippers arranged by Consignee; or (b) receipt and inspection of the Work if shipment is arranged by Masterworks. Consignee will provide Masterworks with a certificate of insurance evidencing such insurance coverage naming Masterworks as an additional insured and loss payee prior to transfer of risk of loss. In the event of loss or damage, the Consignee shall notify Masterworks within one (1) business day. Upon return of the Work, Masterworks shall notify the Consignee in writing of any damage within five (5) business days of receipt of the Work.

6. Masterworks’ Representations and Warranties.

(a) Masterworks represents and warrants that:

(i) It is now, and will be at the time of any sale, acting as the owner of the Work and has full legal authority to enter into this Consignment Agreement;

(ii) It holds good, valuable and marketable title to the Work;

(iii) The Work is free of any liens or claims of others and will remain so at the time of any sale;

(iv) To the best of Masterworks’ knowledge, the Work is authentic, that is, the Work was created by the artist indicated on this Agreement; and

(v) Where the Work has been imported into the United States, Masterworks represents and warrants that to the best of Masterworks’ knowledge, the Work has been lawfully imported into the United States and lawfully exported as required by the laws and regulations of any country in which it was formerly located.

(b) The benefits of the representations, warranties, covenants and indemnities contained in this Consignment Agreement shall survive completion of the transaction contemplated by this Consignment Agreement, including without limitation transfer of the Work to the Buyer. Notwithstanding anything to the contrary herein, Masterworks’ representation, warranty and indemnification relating to the authenticity of the Work shall extend to the Buyer of record, and to no other party, for a period of five (5) years from the date that Masterworks receives the full amount of the net proceeds, plus any Profit Share.

(c) For the avoidance of doubt, the parties acknowledge that Masterworks’ standard business practices in the securitizations of artworks through a segregated portfolio of Masterworks Cayman SPC, as a single artwork owned by an individual Delaware LLC shall now, in any way, invalidate or negate any of the representations warranties guarantees, or obligations under this Agreement.

7. Consignee’s Representations and Warranties.

(a)	Consignee represents and warrants that:

(i) In accordance with applicable laws and regulations intended to prevent money laundering or terrorist financing existing in the United States as well as the jurisdiction where the sale of the Work is transacted, it shall carry out necessary “know your customer” identification and verification checks on any buyer (including any party that would be considered the ultimate beneficial owner of any Buyer of the Work);

(ii) Other than with regard to clear title and authenticity, the Work will be offered “AS IS” and it will not make any representation or warranty to a potential purchaser with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration, exhibitions, literature or historical relevance of the Work, and that no statement anywhere, whether oral or written, will be deemed such a representation or warranty;

(iii) Receipt by Consignee of the Purchase Price for the Work from the Buyer, and payment to Masterworks of the Net Proceeds, plus any Profit Share will occur free of all liens, security interests, charges, claims, restrictions and encumbrances; and

(iv) No owner, principal, or director of Consignee shall trade or otherwise transact in any security of the Work (or of the entity owning the Work) through Masterworks or any of its affiliated entities.

4

8. Mutual Indemnification. The parties shall indemnify and hold harmless each other harmless, including their respective officers, directors, agents, employees, and representatives, from and against any and all claims, actions, losses, liabilities, damages and expenses (including reasonable legal fees and expenses) relating to any breach by a party of any of their respective obligations, covenants, representations or warranties contained in this Consignment Agreement.

9. Marketing and Images.

Masterworks acknowledges and agrees that Consignee may market the Work to potential purchasers as it deems appropriate subject to the following:

(a) Subject to the rights of the copyright holder, Consignee may photograph the Work for reproduction for archival, educational, press and publicity purposes relating to the sale and or exhibition of the Work. Should Consignee prepare such marketing material, Consignee shall provide copies of all such material to Masterworks in digital and print format for review and approval by Masterworks prior to distribution to any third-parties in each instance. The Work may not be subject to any mass or joint marketing.

(b) During the Consignment Period, Consignee shall not digitally display the Work or advertise the Work on any website. Consignee is permitted to show and physically display the Work in its designated booth at Art Basel Miami Beach, and digitally to limited third-party collectors/potential purchasers in a secure digital transmission who it reasonably believes may be interested in purchasing the Work; provided, however, that the Work shall not be shown to any professional artwork intermediary without the prior written consent of Masterworks.

10. Modifications. The terms of this Consignment Agreement may be changed only by mutual consent of the parties in writing (which shall include e-mail).

11. No Joint Venture. This Consignment Agreement shall not be construed as a teaming, joint venture or other such arrangement between the parties.

12. Choice of Law. Without regard to the location of the Work at the time of sale, this Consignment Agreement shall be governed by the laws of the State of New York, exclusive of New York’s choice of law provisions. In the event of a dispute, the parties’ consent to the exclusive jurisdiction of New York state or federal courts.

13. Entire Agreement. This Consignment Agreement represents the entire agreement between the parties and supersedes any-and-all other prior agreements, both written and oral. In the event of any conflict between this Consignment Agreement and any sale terms or agreement with the Buyer, the terms of this Consignment Agreement will govern.

5

14. Counterparts. This Consignment Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one-and-the-same instrument. Signatures sent by facsimile transmission or scanned and sent by e-mail in PDF format are valid and binding and will be deemed originals for all purposes.

Accepted and Agreed:

[***]	Masterworks Gallery, LLC

[***]	Evan Beard, Head of Private Sales

Date	Date

6

EXHIBIT A

CONDITION REPORT

7